SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly Held Company

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON NOVEMBER 28, 2024

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem’”) hereby submits a proposal (“Proposal”) in relation to the matters contained in the agenda of Braskem’s Extraordinary General Meeting, to be held on November 28, 2024, at 11 a.m., in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 1, 2 and 3 of Brazilian Securities Commission (“CVM”) Ruling No. 81, of March 29, 2022 (“CVM Ruling 81”), through digital platform Webex (“Digital Platform” and “Meeting”, respectively).

1.               Replacement of one (1) effective member of the Company’s Board of Directors appointed by shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and of one (1) effective member of the Company’s Board of Directors appointed by shareholders Novonor S.A. – Em Recuperação Judicial (“Novonor”) and NSP Investimentos S.A. – Em Recuperação Judicial (“NSP”), both to conclude the remaining terms of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2025 as well as the ratification of the composition and of the independent member of the Board of Directors;

In view of (i) the resignation presented by Mr. André Amaro da Silveira on October 25, 2024, effective on November 1, 2024, whose replacement was appointed in correspondence sent by shareholders Novonor and NSP exercising the right provided for in Item 3.2.2 (a) of Braskem’s Shareholders’ Agreement; and (ii) of the correspondence sent by shareholder Petrobras exercising the right provided for in Item 3.2.2 (a) of Braskem’s Shareholders Agreement, entered into by the shareholders on February 8, 2010, as amended (“Shareholders Agreement”), the Management of the Company proposes that the Shareholders resolve on: (i) the election of Mr. Mauricio Dantas Bezerra, appointed by shareholders Novonor and NSP to hold the position of effective member of the Board of Directors, in replacement of Mr. André Amaro da Silveira, also appointed by shareholders Novonor and NSP; and (ii) the election of Mr. Olavo Bentes David, appointed by shareholder Petrobras, to hold the position of effective member of the Board of Directors, in replacement of Mr. José Henrique Reis de Azeredo, also appointed by Petrobras, both to conclude the remaining terms of office, until the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year to end on December 31, 2025.

The Board of Directors (“BOD”), after analyzing the classification of the candidates to the independence criteria established in Exhibit K to CVM Ruling 80 and in the Global Policy of the Company's Compliance System, attested that Messrs. Olavo Bentes David and Mauricio Dantas Bezerra do not meet the aforementioned criteria, based on the self-declarations of independence presented by said candidates and on the opinion of the Company's Statutory Compliance and Audit Committee, which also evaluated the matter.

Considering the above, the Board of Directors will have the following composition:

FULL MEMBERS	ALTERNATES
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	-
OLAVO BENTES DAVID	MARCOS ANTONIO ZACARIAS
PAULO ROBERTO BRITTO GUIMARÃES	RODRIGO TIRADENTES MONTECHIARI
GESNER JOSÉ DE OLIVEIRA FILHO (Independent Member)	-
JOÃO PINHEIRO NOGUEIRA BATISTA	-
MAURICIO DANTAS BEZERRA	-
JULIANA SÁ VIEIRA BAIARDI	-
HECTOR NUÑEZ	GUILHERME SIMÕES DE ABREU
ROBERTO FALDINI (Independent Member)	-
CARLOS PLACHTA (Independent candidate)	DANIEL PEREIRA DE ALBUQUERQUE ENNES
DANILO FERREIRA DA SILVA	LINEU FACHIN LEONARDO

As informed to the Company by Novonor and NSP, Board Member Roberto Faldini, elected at the Company's Annual General Meeting held on April 29, 2024 (“AGM 2024”) no longer has, under the terms of the Shareholders' Agreement, his binding vote in BOD’s resolutions. After analyzing the compliance of the Board member with the independence criteria established in CVM Ruling 80 and, in the Company’s, Global Compliance System Policy, the BOD certified that Mr. Roberto Faldini now meets the aforementioned criteria, based on the new self-declaration of independence presented and the opinion of the Company's Statutory Compliance and Audit Committee, which also evaluated the matter.

The Meeting is therefore submitted to ratify the composition and classification of the member of the Board of Directors, Mr. Roberto Faldini, as an independent member.

Exhibit I of this Proposal provides information of the candidates appointed by shareholders NSP and Novonor and by shareholder Petrobras, as well as their professional experiences, as per items 7.3 to 7.6 of the Reference Form, pursuant to article 11, item I, of CVM Ruling 81.

Impossibility of Separate Election or Multiple Vote

In accordance with the CVM Board of Commissioners understanding, given that the Extraordinary General Meeting hereby called refers only to the replacement of two (2) effective members of the Company's Board of Directors, elected in a majority vote, there shall be no possibility to adopt the separate election, as provided for in paragraphs 4 and 5 of article 141 of Law No. 6,404 of December 15, 1976 (“Brazilian Corporate Law”), nor does the possibility of adopting multiple vote apply.

2.               Replacement of the Vice President of the Company’s Board of Directors

Considering that Mr. José Henrique Reis De Azeredo, now being replaced, held the position of Vice-Chairman of the Company's Board of Directors as elected at the AGM 2024, the Management submits to the Shareholders, in accordance with article 19 of its Bylaws, the election of Mr. Olavo Bentes David, appointed by shareholder Petrobras, to hold the position of Vice-Chairman of the Company's Board of Directors, in compliance with the provisions of the Shareholders' Agreement filed at the Company's headquarters.

I.	Shareholders’ Participation:

The Meeting will be held exclusively digitally, for which reason the Shareholder's participation can only be via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 28, paragraphs 2 and 3 of CVM Ruling 81, in which case the Shareholders may: (i) simply take part in the Meeting; or (ii) participate and vote at the Meeting.

There will be no remote voting under the terms of CVM Ruling 81 for the purposes of the Meeting.

Documents necessary to access the Digital Platform:

The Shareholders that wish to take part in the Meeting must send to e-mail address braskem-ri@braskem.com, with a request for receipt confirmation, at least two (2) days in advance of the date scheduled for the Meeting, that is, by November 26, 2024, the following documents:

(i)	evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least eight (8) days prior to the Meeting;

(ii)	if the Shareholder is (a) an individual, the Shareholder’s identity document; or (b) legal entity, instrument of incorporation, bylaws or articles of incorporation, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Office that prove the powers of representation;

(iii)	if the Shareholder is an investment fund, the fund rules with the information referred to above, pertaining to its administrator or manager, according to the representation rules foreseen in the fund’s regulation;

(iv)	additionally, in case the Shareholder (individual, legal entity or investment fund) is represented by an attorney-in-fact, (i) the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporations Law; and (b) identity document of the attorney-in-fact; and

(v)	with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the entity with authority.

Pursuant to article 6, paragraph 3, of CVM Ruling 81, access to the Digital Platform shall be forbidden to Shareholders that do not submit the necessary participation documents within the deadline set forth herein.

The Company explains that it shall waive the sending of the physical counterparts of the Shareholders’ representation documents to the Company’s offices, as well as the authenticity certification of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above.

The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

Below we describe detailed information about the deadlines and procedures for participating in the Meeting via Digital Platform: the Shareholders that wish to take part in the Meeting must send the request to the Company through e-mail braskem-ri@braskem.com, with a request for receipt confirmation, at least two (2) days in advance of the date set for the Meeting to be held, that is, by November 26, 2024, which must also be properly accompanied by all of the Shareholder’s documents for participation in the Meeting (as detailed above, in the Call Notice and in the Manual to Participate in the Meeting), noting that access to the Digital Platform shall be forbidden for shareholders that do not submit the necessary participation documents within the deadline set herein, pursuant to article 6, paragraph 3, of CVM Ruling 81.

The Company shall send the individual invitations to access the Digital Platform and the respective instructions to access the Digital Platform to the Shareholders that have submitted their requests within the deadline and under the conditions above, as already stated in the Manual to Participate in the Meeting.

The Shareholder that participates through the Digital Platform shall be deemed present at the Meeting and may exercise its voting rights and sign the respective Meeting Minutes, pursuant to article 47, paragraph 1, of CVM Ruling 81.

If the Shareholder that has properly requested to participate does not receive from the Company the e-mail with the instructions for access and participation in the Meeting at least 24 hours in advance of its holding (that is, by 11 a.m. of November 27, 2024), it shall get in touch with the Company through phone numbers +55 (11) 3576-9531 – in any event, before 9 a.m. of November 28, 2024, so that its respective access instructions are resent (or provided over the phone).

The Company shall provide technical support in case the Shareholders have any problems participating in the Meeting. However, the Company takes no responsibility for any operational or connection issues the Shareholder may face, nor for any other possible matters not related to the Company, which may hinder or prevent the Shareholder from participating in and voting at the Meeting.

The Company also recommends that the Shareholders become familiar with the use thereof beforehand, as well as that they ensure the compatibility of their electronic devices with the use of the platform (by video and audio).

Additionally, the Company asks the Shareholders to, on the day of the Meeting, access the Digital Platform at least 15 minutes before the time scheduled for the Meeting to start, to enable access validation and participation of all Shareholders using it.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

* * *

EXHIBIT	PAGE
EXHIBIT I – Information of candidates appointed by shareholders Novonor and NSP and by shareholder Petrobras to hold the positions of Effective Members of the Board of Directors of the Company, pursuant to article 11, item I, of CVM Ruling 81.	7

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly Held Company

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON NOVEMBER 28, 2024

EXHIBIT I

Information of the candidates appointed by shareholders Novonor and NSP and by shareholder Petrobras to hold the positions of Effective Members of the Board of Directors of the Company, pursuant to article 11, item 1 of CVM Resolution 81.

7.3. In relation to each of the managers and members of the issuer's fiscal council, indicate1:

Name		Management Body	Elective office held		Date of Election	Date of Investiture
Mauricio Dantas Bezerra		Board of Directors	Board Member (Effective)		11/28/2024	11/28/2024
Nationality	Individual Taxpayer Registry (Cadastro de Pessoas Físicas – CPF)	Term of Office	Start of 1st Term	Elected by the controlling shareholder?	No. of Passport
Brazilian	861.028.185-04	Until AGM 2026	11/28/2024	Yes	N/A

1 Messrs. Maurício Dantas Bezerra and Olavo Bentes David do not hold positions on Committees, reason why item 7.4. is not being presented.

Date of Birth	Profession	Is part of a Committee?	Name of the Committee	Position on the Committee	Date of election on the Committee	Date of Investiture on the Committee	Time Period of the Committee's Term	Date of 1st Term (Committee)
04/20/1975	Lawyer	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Mr. Mauricio Dantas Bezerra is candidate to the Company’s Board of Directors, by appointment from shareholder Novonor S.A. – Em Recuperação Judicial and NSP Investimentos S.A. – Em Recuperação Judicial. Mr. Maurício Bezerra has executive experience as team leader in legal and corporate governance areas, acting in strategic positions for the past 16 years, in Brazil and abroad. He has a solid formation in conducting difficult negotiations, diagnosing intricate problems, developing and executing strategies for complex and multifaced situations, with participation in companies board of directors and joint ventures. He also has experience with coordinating law and Consulting offices, with a central role in the definition and conduction of negotiation and litigation strategies, as well as leading, in Brazil and abroad, M&A operations, infrastructure projects development and negotiations of leniency agreements with various authorities. Mr. Mauricio Bezerra has experience in capital markets, finance operations, tax planning and strategic litigation, acting in the formation of jurisprudence in leading cases in higher courts, as well as executive and business-oriented performance, integrating the decision making and strategic planning center.

Mr. Mauricio Bezerra is, since 2022, Vice-President of Legal and Corporate Governance in Novonor S.A. – Em Recuperação Judicial, same position that he occupied from 2018 to 2020. He was Funding Partner of VMB Jurídica, where he worked in the conduction of complex projects from 2020 to 2022. From 2016 to 2018, he was Legal Director of Construtora Norberto Odebrecht and from 2013 to 2016 he was Legal and Corporate Governance Director of Odebrecht Ambiental S.A. In Braskem S.A., he was Legal Director from 2008 to 2012, being responsible for corporate, capital markets, M&A, projects, finances, tax, commercial, labor, intellectual property, environmental, competitive (CADE), arbitration and litigation areas. He holds a law degree by Unifacs – Universidade Salvador, LLM by University of Warwick, UK (Chevening Scholar and Distinction Award) and Global Leaders Program by Wharton University of Pennsylvania – Philadelphia.

Convictions:
The Candidate hereby declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

Name			Management Body		Elective office held		Date of Election	Date of Investiture
Olavo Bentes David			Board of Directors		Vice President of the Board of Directors (Effective)		11/28/2024	11/28/2024
Nationality	Individual Taxpayer Registry (Cadastro de Pessoas Físicas – CPF)		Term of Office		Start of 1st Term	Elected by the controlling shareholder?	No. of Passport
Brazilian	223.854.441-00		Until AGM 2026		11/28/2024	Yes	N/A
Date of Birth	Profession	Is part of a Committee?	Name of the Committee	Position on the Committee	Date of election on the Committee	Date of Investiture on the Committee	Time Period of the Committee's Term	Date of 1st Term (Committee)
04/25/1961	Lawyer/Geologist	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:
Mr. Olavo Bentes David is candidate to the Company’s Board of Directors, appointed by Petróleo Brasileiro S.A. - Petrobras. Mr. Olavo Bentes is currently a Presidential Advisor in Petrobras, where he began his professional career as Geologist in 1986. He worked for over twenty years as Petroleum Prospecting Geophysicist in the areas of seismic data acquisition, seismic processing and new business. From 2006, he became a member of the Advocacia Geral da União (AGU) as Federal Prosecutor (admitted trough public examination). He was head of Litigation Coordination on Criciúma/SC section and regional Deputy Prosecutor in INSS in the 2nd Region. Working with the National Petroleum Agency/Agência Nacional do Petróleo (ANP), Mr. Olavo Bentes was Deputy General Attorney until the beginning of 2014, where he became Legal Consultant of the newly created Pré-Sal Petroleo S.A. (PPSA). At PPSA, where he stayed for over eight years, focusing on drafting and negotiating Brazilian production sharing contracts, individualization of production agreements and of the contracts of petroleum and natural gas commercialization of the Union. In April 2022, he returned to the Federal Prosecutor’s Office at AGU, where he worked in petroleum and natural gas litigation, retiring from the public service in September 2022. In the same month, Mr. Olavo Bentes joined the law office Tauil and Chequer associated to Mayer Brown (Corporate and Mergers & Acquisition) until the beginning of June 2024. Mr. Olavo Bentes holds a degree in Geology from the Universidade de Brasilia (UnB) and in Law from the Universidade Federal do Rio Grande do Norte (UFRN). He also holds a specialization in in Geophysics for Petroleum Prospecting, from the Petrobras Corporate University, and specialization in Petroleum and Natural Gas Law.
Convictions:
The Candidate hereby declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity.

7.5. Existence of Marital Relationship, Civil Partnership or Family Partnership up to the 2nd Degree between a. Issuer’s Managers; b. (i) Issuer’s Managers and (ii) Managers of direct or indirect subsidiaries of the issuer; c. (i) Managers of the issuer or its direct or indirect subsidiaries (ii) direct or indirect controllers of the issuer; d. (i) Managers of the issuer; and (ii) Managers of the issuer's direct and indirect controlling companies

Not applicable, as there are no marital relationship, civil partnership or family partnership up to the 2nd Degree between the candidates and the people indicated in items ‘a’, ‘b’, ‘c’ and ‘d’ above.

7.6. State subordination, service, or control relationships in the last three fiscal years between the managers of the issuer and: a. a company directly or indirectly controlled by the issuer, except those in which the issuer directly or indirectly holds equity interest that is equal to or greater than ninety-nine percent (99%) of the capital stock; b. direct or indirect controlling shareholder of the issuer; and c. any relevant supplier, customer, debtor, or creditor of the issuer, its controlled company or controlling shareholders, or controlled company of any of them.

2024:

Manager’s Name	Type of Person	Manager’s CPF	Nationality	No. of Passport
Mauricio Dantas Bezerra	Brazilian	861.028.185-04	Brazil	N/A

Position in the Company
Effective Member of the Board of Directors

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	No. of Passport
NOVONOR S.A. - Em Recuperação Judicial	Legal Entity	05.144.757/0001-72	Brazil	N/A

Position in the Related Person	Type of Relationship with the Related Person	Type of related person
Vice President of Legal and Corporate Governance	Subordination	Indirect Controller

Manager’s Name	Type of Person	Manager’s CPF	Nationality	No. of Passport
Olavo Bentes David	Brazilian	223.854.441-00	Brazil	N/A

Position in the Company
Effective Member of the Board of Directors

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	No. of Passport
Petróleo Brasileiro S.A. - Petrobras	Legal Entity	33.000.167/0001-01	Brasil	N/A

Position in the Related Person	Type of Relationship with the Related Person	Type of related person
Presidential Advisor	Subordination	Supplier

2023:

Manager’s Name	Type of Person	Manager’s CPF	Nationality	No. of Passport
Mauricio Dantas Bezerra	Brazilian	861.028.185-04	Brazil	N/A

Position in the Company
Effective Member of the Board of Directors

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	No. of Passport
NOVONOR S.A. - Em Recuperação Judicial	Legal Entity	05.144.757/0001-72	Brazil	N/A

Position in the Related Person	Type of Relationship with the Related Person	Type of related person
Vice President of Legal and Corporate Governance	Subordination	Indirect Controller

2022:

Manager’s Name	Type of Person	Manager’s CPF	Nationality	No. of Passport
Mauricio Dantas Bezerra	Brazilian	861.028.185-04	Brazil	N/A

Position in the Company
Effective Member of the Board of Directors

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	No. of Passport
NOVONOR S.A. - Em Recuperação Judicial	Legal Entity	05.144.757/0001-72	Brazil	N/A

Position in the Related Person	Type of Relationship with the Related Person	Type of related person
Vice President of Legal and Corporate Governance	Subordination	Indirect Controller

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.